Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Common Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 21, 2013, and the related Letter of Transmittal, as they may be amended or supplemented from time to time and the information contained therein is incorporated herein by reference. The Company (as defined below) is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Common Shares, the Company will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, the Company cannot comply with the state statute, the Company will not make the Offer to, nor will the Company accept tenders from or on behalf of, the holders of Common Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company’s behalf by the Dealer Managers (as defined below) or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

Up to $125,000,000 in Value of Shares

by

Chambers Street Properties

of

its Common Shares of Beneficial Interest

at a Purchase Price Not Greater Than $10.60

Nor Less Than $10.10 Per Common Share

Chambers Street Properties, a Maryland real estate investment trust (the “Company”), is offering to purchase for cash up to $125,000,000 in value of its Common Shares of Beneficial Interest, par value $0.01 per share (the “Common Shares”), at a price specified by the tendering shareholders of not greater than $10.60 nor less than $10.10 per Common Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 21, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 19, 2013, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is not conditioned upon the receipt of financing or any minimum number of Common Shares being tendered. The Offer is, however, subject to a number of other terms and conditions as specified in the Offer to Purchase.

Although the Company’s Board of Trustees has authorized the Offer, none of the Company, any member of the Company’s Board of Trustees, the Dealer Managers (as defined below), the Paying Agent (as defined below), the Depositary (as defined below), the Information Agent (as defined below) or any of their respective affiliates has made, or is making, any recommendation to the Company’s shareholders as to whether to tender or refrain from tendering their Common Shares or as to the price or prices at which shareholders may choose to tender their Common Shares. Shareholders must make their own decisions as to whether to tender their Common Shares, how many Common Shares to tender and the price or prices at which their Common Shares should be tendered. In doing so, shareholders should read carefully the information in or incorporated by reference in the Offer to Purchase and the related Letter of Transmittal, including the purposes and effects of the Offer. Shareholders are urged to discuss their decisions with their tax advisors, financial advisors and/or brokers.

Odd Lot Holders (as defined in the Offer to Purchase) who hold Common Shares registered in their names and tender their Common Shares directly to Computershare Trust Company, N.A., the depositary for the offer (the “Depositary”), and whose Common Shares are purchased pursuant to the Offer will avoid any applicable odd lot discounts that might be payable on sales of their Common Shares. However, if a shareholder owns Common Shares through a broker, dealer, commercial bank, trust company or other nominee and the nominee tenders such Common Shares on the shareholder’s behalf, the nominee may charge the shareholder a fee for doing so. Shareholders should consult their brokers, dealers, commercial banks, trust companies or other nominees to determine whether any charges will apply.

In accordance with the instructions to the Letter of Transmittal, shareholders desiring to tender Common Shares must specify the price or prices, not greater than $10.60 nor less than $10.10 per Common Share (in increments of $0.10), at which they are willing to sell their Common Shares to the Company in the Offer. Promptly after the Expiration Date, assuming the conditions of the Offer have been satisfied or waived, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per Common Share (the “Purchase Price”) (which will be not more than $10.60 nor less than $10.10 per Common Share) that it will pay, subject to proration, for Common Shares properly tendered in the Offer and not properly withdrawn, and accepted for payment, taking into account the number of Common Shares tendered pursuant to the Offer and the prices specified by the tendering shareholders. The Purchase Price will be the lowest price per Common Share (in increments of $0.10) of not more than $10.60 and not less than $10.10 per Common Share at which Common Shares have been properly tendered or have been deemed to be tendered in the Offer that will enable the Company to purchase the maximum number of Common Shares properly tendered in the Offer and not properly withdrawn, having an aggregate purchase price not exceeding $125,000,000 (or such lesser number if less than $125,000,000 in value of Common Shares are properly tendered in the Offer after giving effect to any Common Shares properly withdrawn). All Common Shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the shareholder tendered at a lower price. However, because of the “odd lot” priority and proration provisions described in the Offer to Purchase, all of the Common Shares tendered at or below the Purchase Price may not be purchased if Common Shares having an aggregate value in excess of $125,000,000 are properly tendered and not properly withdrawn. Only Common Shares properly tendered at prices at or below the Purchase Price, and not properly withdrawn, will be eligible to be purchased. Common Shares tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Date. The Company will not accept Common Shares subject to conditional tenders, such as acceptance of all or none of the Common Shares tendered by any tendering shareholder. No fractional Common Shares will be purchased in the Offer.

Immediately after the listing of the Common Shares on the New York Stock Exchange (the “NYSE”) on May 21, 2013, there were 248,949,451 Common Shares issued and outstanding. At the maximum price of $10.60 per Common Share, the Company could purchase approximately 11,792,453 Common Shares if the Offer is fully subscribed, which would represent approximately 4.7% of the issued and outstanding Common Shares as of immediately after the listing of the Common Shares on the NYSE on May 21, 2013. At the minimum price of $10.10 per Common Share, the Company could purchase approximately 12,376,238 Common Shares if the Offer is fully subscribed, which would represent approximately 5.0% of the issued and outstanding Common Shares as of immediately after the listing of the Common Shares on the NYSE on May 21, 2013.

The Company will use borrowings under its existing unsecured revolving credit facility to purchase Common Shares in the Offer and to pay for all related fees and expenses.

Upon the terms and subject to the conditions of the Offer, if the number of Common Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $125,000,000, the Company will purchase Common Shares:

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First, from all holders of “odd lots” of less than 100 Common Shares who properly tender all of their Common Shares at or below the Purchase Price, and do not properly withdraw them before the Expiration Date; and

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Second, from all other shareholders who properly tender Common Shares at or below the Purchase Price, on a pro rata basis with appropriate adjustments to avoid the purchase of fractional Common Shares, until the Company has purchased Common Shares resulting in an aggregate purchase price of $125,000,000.

Shareholders desiring to tender their Common Shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the related Letter of Transmittal.

For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the “odd lot” priority and proration provisions of the Offer, Common Shares that are properly tendered at or below the Purchase Price and not properly withdrawn, only when, as and if the Company gives oral or written notice to Computershare Trust Company, N.A. as Depositary and paying agent for the Offer (the “Paying Agent”), of its acceptance of the Common Shares for payment pursuant to the Offer.

Payment for Common Shares tendered and accepted for payment pursuant to the Offer will be made promptly after the Expiration Date, and after taking into account any proration in the event the Offer is oversubscribed, but only after timely receipt by the Depositary of a book-entry confirmation of the deposit of such Common Shares into the Paying Agent’s account at The Depository Trust Company (“DTC”) if Common Shares are tendered through DTC’s Automatic Tender Offer Program (“ATOP”) system or a properly completed and duly executed Letter of Transmittal (or a manually signed photocopy thereof), including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal. Any shareholder who wishes to tender Common Shares at more than one price must specify the number of Common Shares tendered at each applicable price.

If any Common Shares tendered through DTC’s ATOP System are not purchased, the Common Shares will be credited to the appropriate account maintained with DTC by the participant who delivered the Common Shares promptly after the expiration or termination of the Offer, without expense to the shareholder.

The Company expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, to extend the period of time during which the Offer is open and delay acceptance for payment of, and payment for, any Common Shares by giving oral or written notice of such extension to the Depositary and Paying Agent and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. In the event of an extension, the term “Expiration Date” will refer to the latest time and date at which the Offer, as extended by the Company, will expire. During any such extension, all Common Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s Common Shares.

Common Shares tendered in the Offer may be withdrawn at any time prior to the Expiration Date. In addition, unless the Company has already accepted tendered Common Shares for payment, shareholders may withdraw their properly tendered Common Shares at any time at or after 12:01 a.m., New York City time, on July 18, 2013. Except as otherwise provided in the Offer to Purchase, tenders of Common Shares pursuant to the Offer are irrevocable. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at its address or facsimile number set forth on the back cover of the Offer to Purchase, and any notice of withdrawal must specify the name of the tendering shareholder, the number of Common Shares to be withdrawn and the name of the registered holder of the Common Shares to be withdrawn, if different from the person who tendered the Common Shares. A shareholder who has tendered Common Shares at more than one price must complete a separate notice of withdrawal for Common Shares tendered at each price or a combined notice of withdrawal identifying the Common Shares to be withdrawn. If Common Shares have been tendered by a broker, dealer, commercial bank, trust company or other nominee on behalf of a client or an institution participating in DTC in accordance with DTC’s ATOP system, for a withdrawal to be effective, such participant must comply with DTC’s procedures for withdrawal of tenders.

All questions as to the number of Common Shares to be accepted, the Purchase Price to be paid for Common Shares to be accepted and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of Common Shares will be determined by the Company, in its sole discretion and will be final and binding on all parties, except as finally determined in a subsequent judicial proceeding if the Company’s determinations are challenged by shareholders. None of the Company, Wells Fargo Securities, LLC and Citigroup Global Markets Inc., the dealer managers for the Offer (the “Dealer Managers”), the Depositary, the Paying Agent, Georgeson Inc., the information agent for the Offer (the “Information Agent”), or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any such notice. Generally, if you are a U.S. Holder (as defined in the Offer to Purchase), the receipt of cash from the Company in exchange for the Common Shares you tender in the Offer will be a taxable event for U.S. federal income tax purposes. The receipt of cash for your tendered Common Shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for capital gain or loss treatment or (2) a distribution in respect of stock from the Company. All shareholders should review the discussion in Sections 3 and 13 of the Offer to Purchase regarding certain U.S. federal income tax consequences and consult their tax advisors regarding the tax consequences of the Offer.

The purchase of Common Shares pursuant to the Offer will result in a reduction of the Company’s shareholders’ equity in an amount equal to the aggregate purchase price of the Common Shares the Company purchases and a corresponding reduction in total cash and investments.

The Offer to Purchase and the related Letter of Transmittal contain important information that shareholders should read carefully before they make any decision with respect to the Offer. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Common Shares on or about May 21, 2013 and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Common Shares.

The information required to be disclosed by Rule 13e-4(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company believes, among other things, that the Offer provides shareholders with an opportunity to obtain liquidity with respect to all or a portion of their Common Shares. In addition, shareholders who wish to achieve a greater percentage of equity ownership in the Company will be able to do so by not tendering their Common Shares in the Offer. If a shareholder holds Common Shares through a broker, dealer, commercial bank, trust company or other nominee shareholder, the Company urges that shareholder to consult such a broker, dealer, commercial bank, trust company or other nominee shareholder to determine whether any transaction costs are applicable.

Questions and requests for assistance by institutional shareholders may be directed to the Dealer Managers, and questions and requests for assistance by retail shareholders may be directed to the Information Agent, in each case at the telephone numbers and addresses set forth below. You may request additional copies of this Offer to Purchase, the Letter of Transmittal and other Offer documents from the Information Agent, at the telephone numbers and address set forth below. The Information Agent will promptly furnish to shareholders additional copies of these materials at the Company’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Depositary and Paying Agent for the Offer is:

By registered, certified, express or first class mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940	By overnight courier: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

Facsimile (for withdrawals only): (617) 360-6810

The Information Agent for the Offer is:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Banks and Brokers call: (800) 223-2064

All Others Call Toll-Free: (888) 658-3624

via email at ChambersStreet@georgeson.com

The Dealer Managers for the Offer are:

Wells Fargo Securities, LLC

375 Park Avenue

New York, New York 10152

Call: (212) 214-6400

Call Toll Free: (877) 450-7515

and

Citigroup

Citigroup Global Markets Inc.

Special Equity Transactions Group

390 Greenwich Street, 1st Floor

New York, New York 10013

Telephone: (877) 531-8365

May 21, 2013